September 20, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20002

Attn:  Mark P. Shuman, Neil Miller, Barbara C. Jacobs and Marc Thomas

Re:            Worldspan, L.P. and WS Financing Corp.
Registration Statement on Form S-4
File No. 333-124508

Gentlemen and Ladies:

On behalf of Worldspan, L.P. (“Worldspan”) and WS Financing Corp. (“WS Financing,” and WS Financing together with Worldspan, the “Issuers”) we respond to the comments raised by Mark P. Shuman in his letter dated September 9, 2005 to Jeffrey C. Smith in connection with the Issuers’ Registration Statement on Form S-4 (Registration No. 333-124508).  For your convenience, the comments are included in this letter and are followed by the applicable response.

Draft responses regarding Form 10-K, Annual Report for the Year ended December 31, 2004 and Form 10-Q for the Quarter Ended March 31, 2005

Item 9A.  Controls and Procedures

1.                                      We note your response to prior comment nine from our last letter regarding the effectiveness of your disclosure controls and procedures.  We further note your subsequent testing and implementation of a monitoring control regarding your information transfer deficiency.  Based on the lack of management’s review of year-end accounts prior to December 31, 2004 and the lack of sufficient resources in the finance department, please provide us with management’s bases for its conclusions that your disclosure controls and procedures were effective as of December 31, 2004 and as of March 31, 2005.  Specifically, we note your implementation of remedial measures and testing after December 31, 2004 and March 31, 2005; however, tell us how management was able to conclude that these deficiencies in the aggregate could not have been material as of those dates.

Response:

As of each of December 31, 2004 and March 31, 2005, the principal executive officer and principal financial officer of the Issuers were able to conclude that the disclosure controls and procedures were effective to provide reasonable assurance that material information required to be included in the periodic reports was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.  Their conclusion as of each date was based upon the completion of Worldspan’s standard processes for evaluating its disclosure controls and procedures.  In connection with each quarterly and annual report and in support of the certifications required from the principal executive officer and principal financial officer, Worldspan executes a plan that includes the use and review of a closing checklist, the active involvement of senior management in the closing cycle, the completion of variance analyses on the financial statements and operating statistics ( i.e. transaction volume trends and revenue per transaction, etc.), executive and non-executive cascading certifications and a meeting of the disclosure committee that is held to review any issues raised through the certification process and determine any other procedures necessary for Worldspan to collect the information required to be disclosed in its periodic reports.  As part of Worldspan’s process for evaluating its disclosure controls and procedures, the internal audit group of Worldspan then tests the completion of the disclosure plan to provide additional support for the external certifications.  This process was completed in advance of the filing of both the Form 10-K for the year ended December 31, 2004 and the Form 10-Q for the three months ended March 31, 2005.

Neither of the items disclosed in Item 9A of the Form 10-K for the year ended December 31, 2004, the information transfer deficiency or the management resource deficiency in the finance department, were identified as a result of the quarterly review of the disclosure controls and procedures.  Instead, the matters were identified in connection with Worldspan’s preparations for compliance with its Sarbanes-Oxley 404 requirements and the annual audit of the financial statements, respectively.  Even after these matters were identified and brought to the attention of the principal executive officer and principal financial officer, as described below the principal executive officer and principal financial officer as of both December 31, 2004 and March 31, 2005 concluded that neither matter, individually or collectively, had an impact on their conclusion as to the effectiveness of the disclosure controls and procedures, nor (as discussed in more detail in response to Comment 2 below) that either matter had a material impact on the financial statements for any period.

Information Transfer Deficiency

Since 1986, Worldspan’s Global Distribution System (“GDS”) has contained an automated primary preventative control that filters non-billable transactions from the system.  The nature of the non-billable items and filtering are common to the travel industry and inherent in the functioning and logic of the GDS system.  The filters have been specifically designed to remove transactions meeting particular criteria that management has identified as a non-

billable transaction.  The integrity of the primary control is protected by a series of general computer and application controls.  For example, one of the Worldspan’s general computer and application controls is regression testing and analysis performed periodically by its IT department.  This regression testing and analysis is performed to validate whether transactions entered into the GDS are properly processed by the filters as billable or non-billable.  The testing performed in 2004 and 2005 indicated that the filters were operating effectively.  In addition, the filtering programs are periodically updated  for  changes in provider contracts or industry use of the GDS system.  These updates are subjected to a number of change control procedures, including code walk-through and quality assurance testing.  The integrity of the program code is further protected by restricted ability to move new code into production.  Finally, the effectiveness of these general computer controls was supported by a Type II SAS-70 report issued by Ernst & Young LLP covering the period from January 1, 2004 through September 30, 2004.

The computer controls described above are then supplemented by a series of  manual monitoring controls designed to identify material fluctuations in revenue and transaction volume patterns.  These include the review of revenue, booking volume and inducement trending and analysis data on a monthly, weekly and daily basis by management.  These reports are prepared and reviewed as part of the closing process.  The trend and variance analysis did not indicate any material or unexplained revenue or transaction volume fluctuations  as of either December 31, 2004 or March 31, 2005.  As part of its Sarbanes-Oxley 404 preparations, Worldspan identified the transfer of information from the GDS to the billing system as an area where the system of internal controls could be improved.  Specifically, Worldspan determined that the controls could be improved by means of implementing a complementary control to monitor those transactions that the GDS system determined were non-billable.  The new control would consist of the collection of the non-billable items and a periodic management review and analysis of the nature of the items rejected by the GDS to provide additional assurance that the programs are appropriately filtering out such non-billable transactions.  This control, which was implemented in May 2005, is complementary to the primary preventative control and the manual monitoring controls that were in place as of December 31, 2004 and March 31, 2005.

In connection with the preparation of the Form 10-K for the year ended December 31, 2004, Worldspan considered the need to implement the new complementary control to be a change to its internal control structure, and thus disclosed the change pursuant to Section 308(c) of Regulation S-K.  However, the principal executive officer and principal financial officer concluded that the absence of this complementary control, either as of December 31, 2004 or March 31, 2005, had no impact on their conclusions regarding the effectiveness of the disclosure controls and procedures, which conclusions were reached after the completion of the process undertaken in connection with the preparation of the periodic reports for those periods.  This was based, among other things, on their knowledge of and confidence in the effectiveness of the existing primary preventative control, the general computer and application controls and the monitoring controls described above.  In addition, through their periodic review of financial and operating data, relationships with its agency customers and supplier participants and their knowledge of the industry, Worldspan believes that it is likely that it would be quickly brought to its attention if there was a problem with the primary filtering controls.  As discussed in our letter dated August 19,

2005, Worldspan’s testing of subsequent transactions has confirmed that the conclusions of the principal executive officer and principal financial officer were correct.

Management Resources Deficiency

There were a series of events during the fourth quarter of 2004 and the first quarter of 2005 which in combination led to the disclosure in Item 9A of Worldspan’s Form 10-K for the year ended December 31, 2004 regarding the management resources deficiency.  The most important of these was the departure of Worldspan’s former Chief Financial Officer, Mr. Michael Wood, on November 22, 2004.  Worldspan acted promptly to fill the position on an interim basis and rehired Mr. Dale Messick to serve as Senior Vice President - Finance, effective December 1, 2004 (effectively filling the role of principal financial officer until a new Chief Financial Officer was hired).  Mr. Messick had previously been employed by Worldspan for a total of 11 years in a variety of positions, including as Controller and Chief Financial Officer, and served as a consultant to Worldspan throughout Mr. Wood’s tenure as Chief Financial Officer.  In addition, there was turnover of finance department staff below the controller level during the fourth quarter of 2004, and in particular during the early part of the first quarter of 2005.  Some of these positions were filled during the first quarter, but with personnel that did not have the same history and knowledge of Worldspan and the industry as the personnel they replaced.  Finally,  the finance department resources were strained by the overlapping of the year-end closing activities with the refinancing transaction until its completion in February of 2005.

The cumulative result of each of these factors was that management was not able to complete its customary review of the year-end accounts prior to the time the year-end audit was commenced by the outside auditors.  Instead, management conducted this review simultaneously with the conduct of the audit.  As a result, the auditors discovered adjustments that, had management timely performed its customary year-end review, the Issuers believe would have been detected by management.  The Issuers believe that there were sufficient resources in the finance department as of December 31, 2004 to have detected the matters giving rise to these adjustments had the management review of year-end accounts been completed prior to the start of the audit.  Both the management review of year-end accounts and the review of disclosure control and procedures however were able to be conducted prior to the timely filing of Worldspan’s Form 10-K for the year ended December 31, 2004.

The auditors considered the number and nature of the adjustments as well as the demands being placed on the accounting staff.  The auditors concluded that the existing staffing model in the finance department may not be sustainable in the long term.  As a result, the auditors concluded that the resource constraint was a reportable condition and reported it to the audit committee.  The Issuers agreed with the auditors’ conclusion and, pursuant to Item 308(c) of Regulation S-K, determined that the necessary increase in staffing constituted a change in internal control over financial reporting that should be disclosed.  However, the principal executive officer and principal financial officer concluded that as of December 31, 2004 the resource deficiency had no impact on their conclusions regarding the effectiveness of the Issuers’ disclosure controls and procedures, which conclusions were reached after the completion of the review of disclosure controls and procedures undertaken in connection with the preparation of the Form 10-K.  This conclusion is consistent with Worldspan’s belief that the finance department had sufficient resources as of December 31, 2004 and March 31, 2005 to discover the matters giving rise to each of the audit adjustments had a timely management review been completed prior to the commencement of the audit.

2.                                      Regarding prior comment 10 from our last letter, we note that your auditors conveyed reportable conditions to the audit committee in a letter dated March 22, 2005.  In order to provide us with additional background as to management’s conclusions regarding your disclosure controls and procedures, please tell us management’s and the auditors’ bases for concluding that these reportable conditions were not material weaknesses and that there was a low level risk of material misstatement.  Based on your responses as to the lack of resources in the finance department and the information transfer design errors regarding your invoicing process, it is unclear without the ability to review these non-billable records, how you are able to conclude that these reportable conditions were not material weaknesses.

Response:

Management and the auditors each concluded that neither the information transfer deficiency nor the management resource deficiency were a material weakness because in their view there was a relatively low level risk that misstatements caused by errors or fraud in amounts material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.  These conclusions were based on the following considerations:

Information Transfer Deficiency

Neither management nor the auditors concluded that the absence of a complementary control to monitor non-billable transactions prior to May of 2005 increased the potential  risk that a material misstatement would go undetected.  This is due to the existence of the primary preventative control, general computer and application controls and manual monitoring controls designed to prevent non-billable transactions from being transferred from the GDS to the billing system.  Instead, a complementary control was designed to provide an additional level of review and represented an improvement to Worldspan’s internal control over financial reporting.

The conclusion was based upon the existence and operation of the following four controls which in combination validate the operation of the primary filtering control:

•                  Worldspan’s general computer and application controls design includes regression testing and analysis performed periodically by its IT department.  This regression testing and analysis is performed to validate whether transactions entered into the GDS are properly processed as billable or non-billable.  This testing is specifically designed to evaluate the operating effectiveness of the various filters that determine whether a transaction should be billed.  The testing performed in 2004 and 2005 did not reveal any evidence that the filters were not operating effectively;

•                  the existing manual monitoring controls of transaction volume and trends.  If the primary preventative computer controls were not operating effectively or consistently with past practice and industry standards, management would expect to see material or unexplained variances in transaction growth, changes in the relative levels of billable and non-billable transaction or revenue per transaction, which were never observed;

•                  the historical findings of internal audit reviews and the SAS 70 review of the general computer controls surrounding the GDS; and

•                  the absence of feedback from either agency customers or provider participants, which could provide management with information of unusual trends in billing or inducement payments.

As discussed in our letter dated August 19, 2005, Worldspan’s testing of subsequent non-billable transactions has confirmed that these conclusions were correct.

Management Resource Deficiency

Management and the auditors concluded that the management resource deficiency that resulted in the audit adjustments was not a material weakness because in their view there was a relatively low level risk that misstatements caused by errors or fraud in amounts material in relation to the financial statements would likely occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.  This conclusion is supported by the belief of management and the auditors that had management been able to complete its review of the year-end accounts prior to the start of the audit, the audit adjustments would have been identified and recorded in a timely manner.  However, the auditors believed that both the nature and the number of adjustments were significant enough to report the resource deficiency to the audit committee as a reportable condition, and Worldspan elected to disclose the need for additional resources in response to the requirements of Item 308(c) of Regulation S-K.

3.                                      In connection with your response to prior comment 11 where you aggregate individual adjustments to provide the net impact reflective of over and under accruals, please provide us with the gross over and under accruals used to arrive at each expense line item identified in your response.

Response:

Attached as Exhibit A to this letter is a table that lists each audit adjustment recorded by the Issuers for the year ended December 31, 2004.  The amounts expressed are in thousands of US dollars. The adjustments include all items identified by the auditors, even those below their threshold for posting to a summary of unadjusted differences.  The schedule also includes adjustments from foreign operations, the scopes of which were set at a level for statutory audit purposes that was lower than necessary for the consolidated audit.

Proposed Amended Disclosure

Attached as Exhibit B to this letter is proposed Item 9A disclosure that Worldspan intends to file in an amended Form 10-K for the year ended December 31, 2004.

Attached as Exhibit C to this letter is proposed Item 4 disclosure that Worldspan intends to file in an amended Form 10-Q for the three months ended March 31, 2005.

If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2769.  Thank you for your cooperation and attention to this matter.

Sincerely,

R. Craig Smith

cc:                   Jeffrey C. Smith, Esquire
Stephen M. Leitzell, Esquire

Exhibit A

Worldspan LP

Summary of Audit Adjustments

	Increase (Decrease)
	Cost of Revenue	Selling, General & Administrative	Operating Expenses	Income Taxes	Net Income
Adjustments to operating expense accruals for proper cutoff
Underaccrual of an AT&T communications invoice	$366		$366		$(366)
Overaccrual of inducement payments to agents	$(85)		$(85)		$85
Overaccrual of communication expense	$(120)		$(120)		$120
Overaccrual of equipment maintenance expense	$(91)		$(91)		$91
Overaccrual of offshore consulting expense	$(62)		$(62)		$62
Adjustment to a foreign currency denominated prepaid expense for changes in exchange rates	$—	$(279)	$(279)		$279
Overaccrual of stay compensation related to various reductions in force	$—	$(182)	$(182)		$182
Overaccrual of sales compensation expense	$—	$(200)	$(200)		$200
Overaccrual of inducement in the UK	$—	$(121)	$(121)		$121
Accrue for employee benefits in Italy	$—	$324	$324		$(324)
Adjust reconciliation items in fixed assets in the UK	$—	$(144)	$(144)		$144
Adjust fixed assets in Japan for proper capitalization	$—	$(108)	$(108)		$108
Underaccrual of a legal settlement	$—	$24	$24		$(24)
Adjustment to inducements in EMEA	$—	$75	$75		$(75)
Adjustment to inducements for customer CTS	$—	$94	$94		$(94)
Adjustment to inducements for customer U-Travel	$—	$(13)	$(13)		$13
Adjust accrual for Switzerland accrual	$—	$(22)	$(22)		$22
Underamortization of a prepaid expense at 12/31/04	$—	$35	$35		$(35)
Reduce accruals in Saudi Arabia	$—	$(27)	$(27)		$27
Reduce accruals in Japan	$—	$(21)	$(21)		$21
Reduce allowance for doubtfult accounts in Ireland	$—	$(35)	$(35)		$35
Cash reconciliation difference in Romania/Israel	$—	$(179)	$(179)		$179
Overaccrual of legal fees	$—	$(148)	$(148)		$148
Subtotal	$8	$(927)	$(919)	$—	$919

Adjustment to accrual estimates made by the company
Overaccrual of IBNR liability (United Healthcare plan)	$—	$(328)	$(328)		$328
Overaccrual of IBNR liability (Cigna Healthcare plan)	$—	$(394)	$(394)		$394
Overaccrual of litigation reserves related to the Datalex settlement subsequent to year end	$—	$(1,310)	$(1,310)		$1,310
Increase allowance for bad debt for Mexico operations	$—	$291	$291		$(291)
Subtotal	$—	$(1,741)	$(1,741)	$—	$1,741

Adjust income tax provision
Adjustment to the foreign tax provision as of December 31, 2004	$—	$—	$—	$1,023	$(1,023)

Subtotal	$—	$—	$—	$1,023	$(1,023)
Total impact of all adjustments	$8	$(2,668)	$(2,660)	$1,023	$1,637

Exhibit B

ITEM 9A.           CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that material information required to be included in our periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Changes in Internal Control Over Financial Reporting

We also reviewed our internal controls, and during the quarter ended December 31, 2004 the following changes to the Company’s internal control over financial reporting occurred:

The first change to our internal controls relates to the transfer of information between our Global Distribution System (“GDS”) and billing systems.  Our GDS processes reservations and related transactions created by travel agencies that use our service.  Each transaction we process is evaluated to determine whether the transaction represents a billable item.  For example, some of the transactions that we process, such as transactions involving an infant passenger or transactions involving multiple passengers in which only one of the passengers pays the bill, create transactions processed by our system that do not produce any revenue.  Our GDS contains a primary preventative control that filters out non-billable transactions from the system.  The integrity of the primary control is protected by a series of general computer and application controls. We determined that the internal controls could be improved by means of implementing a new complementary control to monitor those transactions that the GDS determined were non-billable.  Specifically, we identified that there did not exist a specific monitoring control, in the form of an ongoing management review of the transactions marked as non-billable within the GDS and not transferred to the billing system.  The new monitoring control would consist of the collection of the non-billable items and a periodic management review and analysis of the nature of these items to provide additional assurance that these transactions are being properly classified as non-billable transactions.  As of December 31, 2004, the implementation of this new monitoring control was in process.  We do not believe however that the absence of this new complementary control had any material impact on our financial statements for the three months or year ended December 31, 2004, given that the primary control, which was designed to ensure that transactions deemed by the GDS to not include a billable item are not transferred to the billing system, was in place and tested as of that date.

The second change to our internal controls relates to the sufficiency of the resources in our finance department.  There were a series of events that occurred during the fourth quarter of 2004 and the first quarter of 2005 impacting the sufficiency of resources in our finance department.  Specifically our former Chief Financial Officer, Michael Wood, left the Company on November 22, 2004.  We acted promptly to fill the position on an interim basis and rehired Dale Messick as Senior Vice President - Finance, effective December 1, 2004 (effectively filling the role of principal financial officer until a new Chief Financial Officer could be hired).  In addition, there was turnover of finance department staff below the controller level during the fourth quarter of 2004, and in particular during the early part of the first quarter of 2005.  Some of these positions were filled during the first quarter, but with personnel that did not have the same history and knowledge of Worldspan.  Finally, the finance department resources were further strained by other demands on the department in January and February of 2005 that were occurring simultaneously with the year-end closing activities.

The cumulative result of each of these factors was that management was not able to complete its customary review of the year-end accounts prior to the time the year-end audit was commenced by the outside auditors.  Instead, management conducted this review simultaneously with the conduct of the audit.  As a result, the auditors discovered adjustments that, had management timely performed its customary year-end review, we believe would have been detected by management.  Each adjustment was recorded by management and is fully reflected in the financial statements covered by this report.  Both the management review of year-end accounts and the review of disclosure control and procedures however were able to be conducted prior to the timely filing of our Form 10-K for the year ended December 31, 2004.

Exhibit C

ITEM 4.              CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be included in our periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We also reviewed our internal controls, and as previously disclosed in Item 9A of our Form 10-K for the year ended December 31, 2004, we decided to implement two changes that management concluded were reasonably likely to materially affect our internal control over financial reporting.

The first change to our internal controls relates to the transfer of information between our Global Distribution System (“GDS”) and billing systems.  Our GDS processes reservations and related transactions created by travel agencies that use our service.  Each transaction we process is evaluated to determine whether the transaction represents a billable item.  For example, some of the transactions that we process, such as transactions involving an infant passenger or transactions involving multiple passengers in which only one of the passengers pays the bill, create transactions processed by our system that do not produce any revenue.  Our GDS has contains a primary preventative control that filters out non-billable transactions from the system.  The integrity of the primary control is protected by a series of general computer and application controls.  We determined that the internal controls could be improved by means of implementing a new complementary control to monitor those transactions that the GDS determined were non-billable.  Specifically, we identified that there did not exist a specific monitoring control, in the form of an ongoing management review of the transactions marked as non-billable within the GDS and not transferred to the billing system.  The new monitoring control would consist of the collection of the non-billable items and a periodic management review and analysis of the nature of these items to provide additional assurance that these transactions are being properly classified as non-billable transactions.  As of March 31, 2005, the implementation of this new monitoring control was in process.  We do not believe however that the absence of this new complementary control had any material impact on our financial statements for the three months ended March 31, 2005, given that the  primary control, which was designed to ensure that transactions deemed by the GDS to not include a billable item are not transferred to the billing system, was in place and tested as of that date.

The second change to our internal controls relates to the sufficiency of the resources in our finance department.  There were a series of events that occurred during the fourth quarter of 2004 and the first quarter of 2005 impacting the sufficiency of resources in our finance department.  Specifically our former Chief Financial Officer, Michael Wood, left the Company on November 22, 2004.  We acted promptly to fill the position on an interim basis and rehired Dale Messick as Senior Vice President - Finance, effective December 1, 2004 (effectively filling the role of principal financial officer until a new Chief Financial Officer could be hired).  In addition, there was turnover of finance department staff below the controller level during the fourth quarter of 2004, and in particular during the early part of the first quarter of 2005. Some of these positions were filled during the first quarter, but with personnel that did not have the same history and knowledge of Worldspan.   Finally, the finance department resources were further strained by other demands on the department in January and February of 2005 that were occurring simultaneously with the year-end closing activities.

Beginning in the fourth quarter of 2004 and continuing through March 31, 2005, we have undertaken steps to improve the functions of our finance department.  We filled our Chief Financial Officer vacancy with the hiring of Kevin W. Mooney, effective March 21, 2005.  In addition, during the first quarter of 2005 we hired additional personnel, both as full-time employees and on a contract basis, to work under Mr. Mooney in our finance department.  We continue to search aggressively for additional qualified personnel and will continue to supplement our finance staff with contract employees until full-time employees can be hired and trained.